SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2011

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                    Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Results of the General Meeting of Shareholders
1. Approval of the Financial Statements*

The 27th Fiscal Year (Fiscal Year ended December 31, 2010)
		(in millions of Won, except for income per share)
- Total Assets	18,959,912	- Operating Revenue	12,459,990
- Total Liabilities	7,505,495	- Operating Incom	2,034,992
- Capital Stock	44,639	- Net Income	1,410,968
- Total Shareholders’ Equity	11,454,417	- Net Income per Share	19,612

*	Opinion of independent auditors: Appropriate
2. Approval of Dividends

			(in Won, except for percentages and stock dividend)
a. Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend	8,400
			Interim/Quarterly Dividends	1,000
		Preferred Stock	Year-end Dividend	—
			Interim/Quarterly Dividend	—
	Total Cash Dividend			669,542,991,000
	Market Dividend Rate (%) (including interim dividend)		Common Stock	5.2%
			Preferred Stock	—

b. Stock Dividends	Stock Dividend Rate (%)		Common Stock	—
			Preferred Stock	—
	Total Stock Dividend (Shares)		Common Stock	—
			Preferred Stock	—
3. Status of Directors (as of the date of appointment)

a. Approval of the Appointment of Directors		- Two (2) Executive Directors
		- Three (3) Independent Non-Executive Directors
		- Two (2) Members of the Audit Committee
		(Both of them are Independent Non-Executive Directors)

b. Number of Independent Non-Executive Directors Following Appointment	Total Number of Directors	8
	Total Number of Independent Non-Executive Directors	5

	Percentage of Independent Non-Executive Directors (%)	62.5%

c. Number of Auditors Following Appointment	Full-time Auditors	—
	Part-time Auditors	—

d. Number of Members of Audit Committee Following Appointment	Number of Members of Audit Committee who are Independent Non-Executive Directors	4

	Number of Members of Audit Committee who are not Independent Non-Executive Directors	—

4. Other Resolutions	Agenda No. 1. Approval of Financial Statements for the 27th Fiscal Year (Fiscal Year ended December 31, 2010): Approved as originally submitted.
Agenda No. 2. Approval of Ceiling Amount of the Remuneration for Directors: Approved as originally submitted.
Agenda No. 3. Amendment to Company Regulation on Executive Compensation: Approved as originally submitted.
Agenda No. 4. Approval of the Appointment of Directors
Agenda No. 4.1. Appointment of Executive Directors: Approved as originally submitted.
Agenda No. 4.2. Appointment of Independent Non-Executive Directors: Approved as originally submitted.
Agenda No. 4.3. Appointment of members of the Audit Committee: Approved as originally submitted.

5. Date of General Meeting of Shareholders	March 11, 2011

6. Other Matters To Be Considered Before Investing	—
* Related Disclosure: —

[Details of Appointment of Executive Directors]

Name	Date of Birth	Term	Appointment	Profile	Current Position	Education	Nationality
HA, SUNG MIN	Mar. 24, 1957	3 years	Newly appointed	- Head of Strategic Planning Office, SK Telecom - Head of Management Supporting Division, SK Telecom - President, Mobile Network Operator Business, SK Telecom	- President & CEO, SK Telecom	- B.A., Sung Kyun Kwan University (Business Administration)	Republic of Korea

SO, JIN WOO	Dec. 20, 1961	3 years	Newly appointed	- CEO, SK Communications
- Head of New/Global Business Strategy Division, SK Telecom
- President, Global Business, SK Telecom
- President, Global Management Service, SK Telecom
				- President, Convergence & Internet Business, SK Telecom	- President, Platform Business & Co-CEO, SK Telecom	- B.A., Seoul National University (Electrical Engineering) - M.B.A., University of Iowa	Republic of Korea

[Details of Appointment of Independent Non-Executive Directors

UHM, RAK YONG	Jun. 23, 1948	3 years	Re-appointed	- Commissioner, Korea Customs Service
- Vice Minister, Ministry of Finance and Economy
- President, Korea Development Bank
- Non-Standing Director, KOTRA
- Visiting Professor, Graduate School of Public Administration, Seoul National University
				- Advisory Management Professor, Korea Banking Institute	- Independent Non-Executive Director, Tong Yang Life Insurance Co., Ltd. - Visiting Professor, Chung-Ang University	- B.A., Seoul National University (Law) - M.A., Harvard University, Kennedy School of Government	Republic of Korea

CHUNG, JAY YOUNG	Oct. 15, 1944	3 years	Re-appointed	- Independent Non-Executive Director, POSCO
- Vice President, Sung Kyun Kwan University
- Chairman, Asia-Pacific Economics Association
- Chairman, The Korean Association of Trade and Industry Studies
- Chairman, The Korean-Japanese Economics & Management Association
				- Professor, Graduate School of Business Administration, Sung Kyun Kwan University	- Honorary Professor, Sung Kyun Kwan University	- B.A., Sung Kyun Kwan University (BA) - Master of Commerce, School of Commerce, Waseda University - Doctor of Commerce, School of Commerce, Waseda University	Republic of Korea

Name	Date of Birth	Term	Appointment	Profile	Current Position	Education	Nationality
CHO, JAE HO	Jan. 18, 1955	3 years	Re-appointed	- Assistant Professor of Finance, Baruch College, The City University of New York
- Managing Director, Seoul National University Foundation
- Visiting Scholar, The Wharton School, University of Pennsylvania
- Visiting Professor, Graduate School of Economics, University of Tokyo
- Deputy Director, SNU Institute of Research in Finance and Economics	- Director, Kyung Hee Foundation
- Chair, Sub-committee for Capital Market Development, Financial Services Commission
					- Professor of Finance, College of Business Administration, Seoul National University	- B.A., Seoul National University (Business Administration) - M.B.A., The Wharton School, University of Pennsylvania - Ph.D., The Wharton School, University of Pennsylvania	Republic of Korea
[Details of Appointment of Members of the Audit Committee]

Name	Date of Birth	Term	Appointment	Profile	Current Position	Education	Nationality
CHUNG, JAY YOUNG	Oct. 15, 1944	3 years	Re-appointed	- Independent Non-Executive Director, POSCO
- Vice President, Sung Kyun Kwan University
- Chairman, Asia-Pacific Economics Association
- Chairman, The Korean Association of Trade and Industry Studies
- Chairman, The Korean-Japanese Economics & Management Association
				- Professor, Graduate School of Business Administration, Sung Kyun Kwan University	- Honorary Professor, Sung Kyun Kwan University	- B.A., Sung Kyun Kwan University (BA) - Master of Commerce, School of Commerce, Waseda University - Doctor of Commerce, School of Commerce, Waseda University	Republic of Korea

CHO, JAE HO	Jan. 18, 1955	3 years	Re-appointed	- Assistant Professor of Finance, Baruch College, The City University of New York
- Managing Director, Seoul National University Foundation
- Visiting Scholar, The Wharton School, University of Pennsylvania
- Visiting Professor, Graduate School of Economics, University of Tokyo
- Deputy Director, SNU Institute of Research in Finance and Economics	- Director, Kyung Hee Foundation
- Chair, Sub-committee for Capital Market Development, Financial Services Commission
					- Professor of Finance, College of Business Administration, Seoul National University	- B.A., Seoul National University (Business Administration) - M.B.A., The Wharton School, University of Pennsylvania - Ph.D., The Wharton School, University of Pennsylvania	Republic of Korea

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By: /s/ Kiwook Lee
(Signature)
Name:	Kiwook Lee
Title:	Senior Vice President

Date: March 15, 2011